News Release
More High Grade Drill Results from the Kupol Property, Russia

October 16, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema”) announces additional high-grade drill results from the Kupol Property in Chukotka, Far East Russia. A total of 162 holes (including redrills) totaling 21,860 metres, have been drilled to date. The Kupol mineralized epithermal vein system has now been traced for 3.5 kilometres of strike length. Significant gold mineralization has been intercepted over 3.1 kilometres of drilled strike length and to a depth of at least 300 metres (with a vertical extent of at least 400 metres). The system remains open along strike and to depth. Please refer to www.bema.com for an updated drill hole location map and a long section of the Kupol property.

Assay results have now been received for 151 drill holes (116 of which were previously released). The results from holes 117 to 151 continue to confirm grade continuity and extend mineralization in the four contiguous zones; the Big Bend Zone, the Central Zone, the North Zone and the South Zone. In addition these results indicate that the North Zone continues underneath the clay alteration north of the fault and remains open to the north and at depth.

Detailed assay results from the new holes are summarized by zone below. Drill hole locations, a summary of Bema’s lab procedures and QAQC (Quality Assurance Quality Control) are on the last page.

Big Bend Zone

Eleven additional holes were drilled in the Big Bend Zone which is located at a flexure in the main structure and hosts some of the most significant intersections to date. Recent drilling focused on depth continuity and the geostat cross. Holes 108, 118 and 143 indicate mineralization remains open at depth. In addition hole 143 intercepted four separate high grade veins. Holes 135, 136, and 138 in the geostat cross indicate good short range grade continuity. The zone remains as a single wide high grade ore shoot which now extends over at least 650 metres of strike length and to a depth of at least 250 metres. Assay results from all the new holes drilled on the Big Bend Zone are listed below.

BIG BEND HOLE #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-118	228.00	231.50	3.50	10.11	134.45
KP03-121	41.10	44.10	3.00	112.91	845.69
KP03-123	78.62	83.80	5.18	44.86	1228.60
KP03-135	20.13	28.86	8.73	72.26	861.20	Geostat cross*
KP03-136	24.60	33.05	8.45	45.07	478.74	Geostat cross*
KP03-138	34.95	43.65	8.70	88.56	480.91	Geostat cross*
KP03-141	41.90	42.70	0.80	13.74	297.40
KP03-143	205.00	212.60	7.60	20.68	420.94
And	216.10	225.70	9.60	35.36	865.51
And	249.40	257.60	8.20	9.30	111.14
And	261.10	263.40	2.30	21.00	27.34
KP03-147	57.00	58.60	1.60	33.44	228.67

And	92.00	93.2	1.2	5.77	80.05
KP03-150						NSV**
KP03-151	70.00	72.00	2.00	3.87	25.78	Geostat cross*
And	92.65	107.5	14.85	33.78	270.50
Including	94.65	101	6.35	61.93	519.96
*Drilled at 25 metre centres.
** No significant values

Central Zone

Six additional holes were drilled in the Central Zone. Hole 122 (48.87 g/t gold, 526.36 g/t silver over 10.45 metres has helped define a high grade ore shoot in the centre of the Central Zone of 100 metres long and approximately 150 metres deep.

CENTRAL ZONE HOLE #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-85A						dyked out
KP03-122	39.35	49.80	10.45	48.87	526.36
KP03-126	40.35	42.40	2.05	5.03	39.82
KP03-129						NSV
KP03-131	259.00	270.45	11.45	10.03	226.38
KP03-140	153.60	154.10	0.50	14.34	141.90	dyked out

North Zone

The North Zone extends at least 350 metres north of, and is contiguous to, the Central Zone. The previously discovered high grade zone has been extended to a depth of at least 250 metres in holes 48A with 14.98 g/t gold and 74.77 g/t silver over 6.3 metres and hole 133 with 70.54 g/t gold and 709.15 g/t silver over 11.95 metres. In addition, hole 90A which was a re-drill of hole 90, contained 19.22 g/t gold and 262.16 g/t silver over 26.70 metres. This was nearly double the grade found in hole 90 due to the washing out of the intensely mineralized portion in hole 90. The same washing has occurred in hole 144 in the Northern Extension.

Assay results from all of recent holes drilled in the North Zone are as follows:

NORTH ZONE HOLE #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-48A	207.70	214.00	6.30	14.98	74.77	Re-drilled 48
KP03-90A	73.00	99.70	26.70	19.22	262.18	Re-drilled 90
Includes	76.20	82.00	5.80	34.80	286.56
KP03-133	184.00	189.00	5.00	8.01	110.76
And	293.35	305.30	11.95	70.54	709.15
KP03-149						Abandoned

North Extension Zone

Drill holes 128, 134 and 144 were drilled north of the fault under the clay alteration found in holes 94, 98, 105, 109 and 119. All 3 holes intersected significant gold mineralization and veining similar to the North Zone. The North Zone Extension is now believed to be the down faulted extension of the North Zone, indicating the North Zone now has a strike length of at least 600 metres. Mineralization remains open at depth and to the north.

NORTH EXTENSION HOLE #	TO (metres)	FROM (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-119						NSV
KP03-128	175.30	207.65	32.35	12.33	101.83
Includes	175.30	182.75	7.45	23.92	228.63
and Includes	185.50	188.25	2.75	33.31	232.25
KP03-134	330.75	334.35	3.60	20.47	55.37
KP03-144	302.80	314.50	11.70	11.89	110.08	Very poor core recovery

South Zone

The South Zone extends for at least 600 metres to the south of the Big Bend Zone. Several holes were drilled to target additional ore shoots. A ore shoot was intersected in hole 130 which contained 27.88 g/t gold and 306.60 g/t silver over 5.3 metres. Several other ore shoots have been intersected this season and will be followed up in 2004.

Assay results from all the recent holes drilled in the South Zone and South Extension Zones are as follows.

SOUTH ZONE HOLE #	FROM (metres)	TO (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-124
Includes	50.00	51.00	1.00	12.96	237.88
KP03-127
Includes	86.70	92.00	5.30	16.92	209.57
KP03-130	62.20	67.50	5.30	27.88	306.60
KP03-132						NSV
KP03-137	17.70	18.30	0.60	20.28	39.02
And	54.80	55.50	0.70	15.78	47.24
And	59.70	60.50	0.80	10.49	225.47
KP03-142	65.50	65.80	0.30	4.86	65.42	dyked out
KP03-146	19.40	20.70	1.30	3.03	26.64
And	23.5	26.75	3.25	55.49	117.58

South Extension

Six new holes have been drilled in the South Extension. Hole 120 and 145 indicate mineralization similar to the South Zone in narrower intervals occurring in the South Extension Zone.

HOLE #	TO (metres)	FROM (metres)	LENGTH (metres)	GOLD g/t	SILVER g/t	COMMENTS
KP03-117	113.20	113.80	0.60	6.94	31.84
KP03-120	189.10	191.00	1.90	27.51	201.98
KP03-125						NSV
KP03-139						NSV hole abandoned
KP03-145	38.35	39.50	1.15	103.71	1011.60
And	53.40	56.40	3.00	34.00	229.37
KP03-148	16.40	16.65	0.25	64.00	115.54

The two Canadian drills have been shut down for the season. The two Russian drills are currently working on condemnation drilling and the testing of additional vein zones. Bema intends to complete a geological resource estimate from drilling completed in 2003 by year end and a pre-feasibility study by April 30, 2004.

In addition to drilling, Bema has conducted a surface sampling program on the Kupol Property which has now identified, by float mapping, at least four new parallel vein structures. Grab samples contain up to 205 g/t gold in one float train located 500 meters east of the Kupol structure. These targets will be explored by trenching and drilling in 2004.

In conjunction with the extensive exploration work at Kupol in 2003, Bema conducted environmental baseline studies, collected metallurgical composite samples, and conducted water well drilling.

Based on the excellent exploration results to date, Bema intends to fast track the development of the Kupol Property. The Company is currently procuring equipment and supplies to be shipped to site for accelerated exploration and development work to be conducted in 2004. The equipment includes three additional drill rigs, earth moving equipment and additional camp facilities to increase the man camp capacity from 60 to 200 personnel.

The planned exploration and development program at Kupol in 2004 will include approximately 55,000 metres of drilling, to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for 2005 construction.

The Kupol Project is a joint venture between Bema and the government of Chukotka. Bema has the option to purchase a 75% interest in the property from the government.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The following table shows the location of the drill holes:

HOLE-ID	LOCATION X	LOCATION Y	LOCATION Z	LENGTH	SECTION	AZIMUTH	DIP
KP03-048A	29,436,447.10	7,413,000.40	609.65	331.01	3000N	270	-65
KP03-085A	29,436,429.75	7,412,345.46	655.3	111.56	2350N	270	-55
KP03-090A	29,436,342.20	7,412,950.27	620.73	126.8	2950N	270	-70
KP03-117	29,436,049.57	7,410,450.75	553.12	150	450N	270	-55
KP03-118	29,436,468.85	7,411,648.84	611.63	260.91	1650N	270	-58
KP03-119	29,436,380.83	7,413,427.86	559.25	103	3425N	90	-55
KP03-120	29,436,079.64	7,410,550.02	560.7	220.2	550N	270	-55
KP03-121	29,436,338.24	7,411,561.96	588.79	80.47	1550N	252	-47
KP03-122	29,436,387.86	7,412,650.07	648.28	85.8	2650N	270	-55
KP03-123	29,436,366.26	7,411,557.04	588.05	129.24	1550N	270	-62
KP03-124	29,436,293.34	7,411,452.53	577.47	84.12	1450N	270	-55
KP03-125	29,436,120.46	7,410,841.01	553.06	165.4	850N	277	-55
KP03-126	29,436,390.38	7,412,450.46	659.19	55	2450N	270	-55
KP03-127	29,436,322.92	7,411,452.06	575.16	125.58	1450N	270	-55
KP03-128	29,436,495.98	7,413,199.55	583.38	256.64	3200N	270	-55
KP03-129	29,436,491.45	7,412,177.19	654.2	212.75	2175N	270	-55
KP03-130	29,436,289.11	7,411,250.72	552.11	112.5	1250N	270	-55
KP03-131	29,436,539.14	7,412,176.55	650.51	300.23	2175N	270	-65
KP03-132	29,436,155.53	7,410,898.39	544.07	199.5	900N	270	-55
KP03-133	29,436,490.93	7,413,099.04	599.87	343.2	3100N	270	-67
KP03-134	29,436,540.76	7,413,422.85	556.28	348.4	3425N	270	-60
KP03-135	29,436,359.52	7,411,703.17	613.57	44.5	1700N	270	-43
KP03-136	29,436,362.19	7,411,723.38	618.26	50.6	1725N	270	-53.5
KP03-137	29,436,210.85	7,411,249.82	566.65	102.8	1250N	270	-55
KP03-138	29,436,374.12	7,411,771.85	629.59	59.75	1775N	270	-53.5
KP03-139	29,435,909.11	7,410,595.51	557.95	150.6	600N	90	-45
KP03-140	29,436,293.35	7,412,099.15	661.81	203	2100N	90	-55
KP03-141	29,436,414.97	7,411,901.87	649.2	85.34	1900N	270	-55
KP03-142	29,436,246.61	7,411,213.21	548.6	77.4	1212.5N	270	-55
KP03-143	29,436,486.52	7,411,797.61	637.25	281.94	1800N	270	-65

KP03-144	29,436,526.30	7,413,299.38	570.55	340.46	3300N	270	-65
KP03-145	29,436,013.27	7,410,612.51	572.55	79	600N	270	-55
KP03-146	29,436,166.00	7,411,142.00	542.9	50	1150N	270	-55
KP03-147	29,436,425.61	7,411,874.84	647.97	101.8	1875N	270	-55
KP03-148	29,435,979.58	7,410,278.60	533.9	50	275N	90	-55
KP03-149	29,436,590.00	7,413,100.00	601.2	3.05	3100N	270	-65
KP03-150	29,436,395.90	7,411,824.34	639.96	78.03	1825N	270	-54
KP03-151	29,436,417.39	7,411,800.33	635.41	120.7	1800N	270	-60.5

Bema has installed an on site preparation and fire assay laboratory due to the project's remote location. The lab is managed by an experienced Russian fire assayer and overseen by an independent consultant. Bema has also retained Smee and Associates Consulting Ltd. to ensure the lab is operated to the level of North American standards and that a comprehensive quality control program is run by the lab. The Kupol lab is operated as an independent lab and no Bema personnel are permitted unsupervised access. Drill samples have been prepped on site under the supervision of the independent North American consultant and reviewed on site by Barry Smee who visited the site during lab start-up. Samples are crushed in two passes within a jaw crusher to 80 % passing 2 mm. Approximately 800 grams are split off the coarse crush and pulverized to 95 % passing 150 mesh. A 200 gram pulverized sample is split and packaged for the analytical lab.

All results released in this news release have been validated by our Quality Control Program (QC) which has been designed in concert with Smee and Associates to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for this exploration project.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.